UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025.

Commission File Number 001-41681

WANG & LEE GROUP, Inc.

(Translation of registrant’s name into English)

Mr. Pui Lung Ho, Chief Executive Officer

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

Telephone: +852 2889 1313

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Information contained in this report

As disclosed previously, on March 13, 2025 and April 1, 2025, WANG & LEE GROUP, Inc. (the “Company”) entered into a sale and purchase agreement (the “Agreement”) with ALLIED WORLDWIDE INDUSTRIES LIMITED (the “Vendor”), for the purchase of the entire issued and outstanding share capital of Solar (HK) Limited (“Solar HK”) (the “Acquisition”), a company incorporated under the laws of Hong Kong, for the consideration of HK$15,000,000 (the “Consideration”), which shall be satisfied upon completion, through the issuance of a convertible note (the “Original Note”) by the Company to the Vendor. Subject to the terms therein, the noteholder is entitled to convert the entire or a portion of the Note into the ordinary shares of the Company at the per share price (the “Conversion Price”) at 80% of the trading price of the last trading day prior to the conversion date (the “Current Market Price”). The remaining amount of the Note will automatically convert into the ordinary shares of the Company on the Maturity Date.

On July 17, 2025, the Company entered into an amendment (the “Amendment”, and the Original Notes, as amended, the “Notes”) to the Original Notes with Solar HK. Under the Amendment, the conversion price and the conversion price under the automatic conversion shall in no event be less than the floor price as defined in the Amendment.

The foregoing summary of the Amendment does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amendment, the form of which is filed as Exhibit 10.1 to this report and is incorporated herein by reference.

Item 9.01. Exhibits

(d) Exhibits.

Exhibit Number	Description
10.1	Form of Amendment No. 1 to Convertible Note

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2025	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Lung Ho
	Title:	Chief Executive Officer

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